Exhibit 99.1

My name is Michael Jerch and I’m a Specialist on the acquisitions team here at Masterworks.

Our latest offering is a painting by Julie Mehretu - one of the most exciting and celebrated female artists working today. Active in New York City and Berlin, Mehretu’s abstractions have found a global audience addressing contemporary issues of migration, climate change and global conflict.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 20 examples of Mehretu’s work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

The current offering is an untitled work completed by Mehretu in 2012. The Painting is a modest-scale example of the artist’s abstract work, which employs gestural mark-making layered with architectural imagery, which is a recognizable and commercial motif for the artist. Soon after its creation, the painting was included in an important 2013 show at Marian Goodman Gallery in Paris, titled “Mind, Breath and Beat Drawings,” which was the artist’s first solo exhibition in France.

Although the artist rarely appears at auction, other works included in the 2013 exhibition have achieved strong prices. These include, “Emergent Algorithm (Manara Circle, Palestine)” (2012), which is larger than the Painting and sold for $4.9 million at Sotheby’s, New York in May 2022, and is the artist’s third highest auction record. “Untitled” (2012), which was executed the same year and in the same size as the Painting, recently sold for $1.25 million, more than double its pre-auction estimate at Christie’s, New York in May of 2022.

Between December 2005 and December 2019, Julie Mehretu’s auction prices have, on average, increased at an estimated annualized appreciation rate of 35.2%.